

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Charles N. Eldred
Executive Vice President and Chief Financial Officer
PNM Resources, Inc.
414 Silver Ave. SW
Albuquerque, New Mexico 87102

  Re: PNM Resources, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed February 28, 2014
    Form 10-Q for the Quarterly Period Ended March 31, 2014
    Filed May 2, 2014
    File No. 1-32462

Dear Mr. Eldred:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

(1) Summary of the Business and Significant Accounting Policies, page B-33

Allowance for Funds Used During Construction, page B-34

1. Please tell us where in the statement of cash flow you classify borrowed and equity funds used during construction and disclose the amount, if material.

(4) Regulatory Assets and Liabilities, page B-42

2. Tell us and disclose any material components of the items that comprise other non-current regulatory assets as of December 31, 2013 and 2012.

<u>(13) Stock-Based Compensation Plans, page B-82</u>

3. Please refer to your retention award agreement disclosure on page B-84. Tell us and disclose the specific market targets that must be met in order for your Chairman to receive the share awards. Also, please summarize for us how you are accounting for these awards including the date at which you measured compensation expense and the period over which you are recognizing it.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2014</u>

<u>Condensed Consolidated Statements of Earnings, page 7</u>

4. Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant